Contact

www.linkedin.com/in/
bariskaradogan (LinkedIn)
baris.typepad.com (Blog)
www.hipdigital.com (Company)

Top Skills

Venture Capital
Strategic Partnerships
Start-ups

Languages

Turkish

Patents

System and method for
communicating with a telco-
return cable modem as a single
communications device

System and method for assigning
dynamic host configuration protocol
parameters in devices using resident
network interfaces

Baris Karadogan

CEO @ Jingle | Tech executive, venture capitalist, startup mentor,
serial entrepreneur
Menlo Park, California, United States

Summary

Experienced tech CEO & executive for 13+ years, having
successfully sold one company, and acquired two others.
Previously a venture capitalist for 10 years, investing in a
range of companies from digital media to semiconductors, and
communications. Current angel investor, with a MS in Engineering
and an MBA, both from Stanford.

Experience

Jingle
Chief Executive Officer
November 2021 - Present (2 years 7 months)
Menlo Park, California, United States

Social Impact Capital
Advisor
June 2020 - Present (4 years)
Menlo Park, California, United States

REEF
Chief New Business Officer
March 2021 - September 2021 (7 months)
Miami, Florida, United States

Endless Solutions
CEO
January 2017 - March 2021 (4 years 3 months)
San Francisco Bay Area

Our mission is to bring computer access for the rest of the world.

Endless, Inc.
Consultant
July 2016 - March 2017 (9 months)

San Francisco Bay Area

Endless builds an OS and app ecosystem for the 4B people in the world that don't have access to a good computing platfom.

www.endlessm.com

Snipp Interactive

Chief Operating Officer

June 2015 - June 2016 (1 year 1 month)

Hip Digital was acquired by Snipp Interactive in June 2015.

Snipp is a publicly traded company in Canada. http://www.snipp.com/.

Hip Digital Media

Chief Executive Officer

December 2008 - June 2015 (6 years 7 months)

www.hipdigitalmedia.com

Fuse Capital

Partner

April 2006 - June 2010 (4 years 3 months)

Early stage venture capital investing

U.S. Venture Partners

Associate

June 2000 - April 2006 (5 years 11 months)

Worked as a venture capitalist at USVP

US Robotics

5 years

Design Engineer

1994 - August 1999 (5 years)

Software & networking engineer

Staff Engineer

1995 - 1998 (3 years)

Write networking software and device drivers for Cable Modems

3Com/U.S. Robotics

Manager

1998 - 1999 (1 year)

Manager of Business Development

_____

Education

Stanford University

MS, Electrical Engineering · (1994 - 1995)

Stanford University Graduate School of Business

MBA, Business Administration and Management, General · (1999 - 2001)

Lafayette College

BS, Electrical Engineering · (1990 - 1994)

Robert Koleji

High School · (1987 - 1990)